STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2023
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
* * * * * *

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-37563

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

<u>MM/DD/YY</u>   <u>MM/DD/YY</u>

B.   REGISTRANT IDENTIFICATION

NAME OF FIRM: StanCorp Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 S.W. Sixth Avenue, 8th Floor

(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shannon Martin	971-321-7943	Shannon.Martin@standard.com
(Name)	(Area Code – Telephone Number)	(Email Address)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann P.C.

(Name – if individual, state last, first, and middle name)

1000 Campbell Mithun Tower, 222 S. Ninth St., Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-
   5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STANCORP EQUITIES, INC.

Table of Contents

Page

This filing contains (check all applicable boxes):**

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



OATH OR AFFIRMATION

I, Jason Burlie, affirm that, to the best of my knowledge and belief, the financial report pertaining to StanCorp Equities, Inc., as of December 31, 2023 is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature　　　　　　　　3/8/24
Date

President
Title

Notary Public

Adam S. Haertzen
Notary Public, State of Texas
Comm. Expires 02/04/2026
Notary ID 133571384



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
StanCorp Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. ("Company") as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. StanCorp Equities, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Mayer Hoffman McCann P.C.
An Independent CPA Firm
222 S. Ninth Street, Suite 1000
Minneapolis MN 55402

Phone: 612.339.7811
Fax: 612.339.9845
mhmcpa.com

A member of Kreston Global – a global network of accounting firms

Supplemental Information

The Supplemental Information contained in the Supplemental Schedule G Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 as of December 31, 2023, Supplemental Schedule J Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 as of December 31, 2023, and Supplemental Schedule M Information Relating to the Possession and Control Requirements for Brokers and Dealers Under Rule 15c3-3 Under the Securities Exchange Act of 1934 as of December 31, 2023, (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
March 8, 2024

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash	$	8,558,595
Due from affiliates		531,033
Prepaid expenses		439,627
Deferred tax asset, net		912,676
Other assets		44,300
Total assets	$	10,486,231

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	3,062,167
Due to affiliates		1,277,925
Income tax payable, net		300,684
Payroll related and other payables		1,035,875
Total liabilities		5,676,651

STOCKHOLDER'S EQUITY:

Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		4,583,696
Retained earnings		220,884
Total stockholder's equity		4,809,580
Total liabilities and stockholder's equity	$	10,486,231

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues:		
Commission income	$	22,340,175
Expenses:		
Commissions		22,340,175
Personnel		15,308,030
Sales and travel		3,636,910
Service and administration fees		507,406
Telephone		143,149
Printing and postage		198,785
Variable allocated expenses		4,303,900
Other expenses		2,385,583
Total expenses		48,823,938
Operating expense offset for services provided to affiliates		(26,680,285)
Net expenses		22,143,653
Income before income tax expense		196,522
Income tax expense		196,522
Net income	$	-

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:		
Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		50,465
Changes in assets and liabilities:		
Due to/from affiliates		1,709,322
Prepaid expenses		(238,732)
Income tax payable/receivable, net		(153,355)
Commissions payable		(374,117)
Payroll related and other payables		435,454
Other, net		(21,480)
Net cash provided by operating activities		1,407,557
Cash flows from financing activities:		
Capital contribution		2,500,000
Net cash provided by financing activities		2,500,000
Increase in cash		3,907,557
Cash, beginning of year		4,651,038
Cash, end of year	$	8,558,595

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock		Additional Paid-In Capital		Retained Earnings		Stockholder's Equity
Balance, January 1, 2023	$	5,000	$	2,083,696	$	220,884	$ 2,309,580
Net income		-		-		-	-
Parent company capital contribution		-		2,500,000		-	2,500,000
Balance, December 31, 2023	$	5,000	$	4,583,696	$	220,884	$ 4,809,580

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"), whose ultimate parent is Meiji Yasuda Life Insurance Company. The Company is registered with the Securities and Exchange Commission ("SEC") and various state-securities regulators as a broker-dealer. The Company's securities-related activities are limited to having general discussions, primarily with financial intermediaries, about retirement plan funding choices which may include securities and group insurance products. Practically, the Company does not currently conduct any substantive securities activity. Broker-dealer representatives ("Representatives") licensed through the Company do not earn transaction-based fees. Representatives' primary responsibility is to market full-service recordkeeping services administered by Standard Retirement Services, Inc. ("Standard Retirement Services") and promote the availability and features of the Standard Insurance Company ("Standard") unregistered stable value funds. The Company has entered into Administrative Services and Treasury Agreements (the "Agreements") with StanCorp, Standard, and Standard Retirement Services, which provide for the allocation of expenses between the affiliates. Pursuant to the Agreements such expenses are to be allocated at cost or at arms-length transaction value, as determined by the provider of the services. Standard and Standard Retirement Services are each wholly-owned subsidiaries of StanCorp. These allocated costs may not be comparable to those that would be exchanged between unrelated parties.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP").

Cash— Cash includes cash on deposit with financial institutions. The Company maintains its cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to the amounts in excess of FDIC insurance coverage.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard's and Standard Retirement Services' business sold or serviced.

Due to and from Affiliates —Amounts due to affiliates were $1,277,925 as of December 31, 2023. Amounts due from affiliates were $531,033 as of December 31, 2023.

Prepaid Expenses — Prepaid expenses are amounts paid to vendors in advance of when services are provided.

Payroll Related and Other Payables — Payroll-related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue.

Commission Expense and Commission Income — Commission expense represents commission payments to external brokers for Standard business sold or serviced, which is recorded on a trade date basis or as incurred. Commission expense also includes incentive compensation paid to the Company's representatives, which is expensed as incurred.

The Company records commission income in the form of reimbursement from Standard and its affiliates at the point in time when the corresponding commission expense is incurred, per the terms of the Agreements between the Company and Standard. The Company considered the terms of the Agreements with its affiliates and the lack of any variable consideration features in the nature of the revenue received when concluding there were no remaining unsatisfied performance obligations in relation to the commission activity which occurred during the fiscal year.

Personnel Expense — Personnel expense represents salaries and benefits paid to the Company's personnel.

Sales and Travel Expense — Sales and travel expense represents expenses incurred for sales conferences and promotions for the Company's services and Standard's products.

Service and Administration Fees — Service and administration fees represent fees paid to external vendors for bank fees and fund administration fees.

Telephone Expense — Telephone expense includes all phone service fees and long distance services.

Printing and Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement plan business.

Variable Allocated Expenses — Variable allocated expenses consist of allocated overhead cost from StanCorp and affiliates which include, but are not limited to occupancy, information technology expenses, human resources, accounting and legal costs.

Other Expenses — Other expenses include office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided to Affiliates — Related Party — Pursuant to the Agreements with StanCorp, Standard, and Standard Retirement Services, non-commission expenses, including income taxes, are allocated to these affiliates by an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and miscellaneous services that the Company provides to support the operations of StanCorp, Standard, and Standard Retirement Services.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with the Company's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2023 and as of December 31, 2023, the Company did not have any material uncertain tax positions. Years currently open for audit by the Internal Revenue Service are 2020 through 2023. As of December 31, 2023, the Company had a net deferred tax asset of $912,676. Included in the provision for income tax expense was $50,465 of deferred tax expense for 2023. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 21% because of the net result of permanent differences and the inclusion of state and local income taxes. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. The combined federal and state effective tax rate was 100% for 2023. The primary cause for the difference in the effective tax rate was due to the allocation of expenses to StanCorp, Standard, and Standard Retirement Services via an operating expense offset. See "Operating Expense Offset for Services Provided to Affiliates – Related Party" for more information. It is the Company's accounting policy to record interest paid on income tax liabilities as interest expense.

Income tax penalties incurred are recorded as an operating expense. The Company did not incur any penalties or receive any refunds during 2023.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events — The Company has evaluated subsequent events through the date these financial statements were available to be issued, March 8, 2024, and concluded that there are no material subsequent events, which would require further disclosure.

2. **COMMITMENTS AND CONTINGENCIES**

Standard leases certain buildings and equipment and allocates a portion of this expense to the Company under an intercompany service agreement. This agreement is cancellable with a 180 day written notice.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule adopted by the SEC, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $2,881,944 as of December 31, 2023, which was $2,503,500 in excess of the net capital requirement. The Company's ratio of aggregate indebtedness to net capital was 1.97 to 1 as of December 31, 2023.

The declaration and payment of dividends or return of capital to StanCorp is subject to the discretion of the Company's Board of Directors depending on financial condition, cash requirements, future prospects, net capital requirements and approval from FINRA. The Company declared no dividends during 2023.

******

Supplemental Schedule G
STANCORP EQUITIES, INC.

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
RULE 15c3-1
AS OF DECEMBER 31, 2023**

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	4,809,580
Less: nonallowable assets		1,927,636
Net capital before haircut on security positions		2,881,944
Haircut on security positions		-
Net capital	$	2,881,944

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$	5,676,651
Ratio of aggregate indebtedness to net capital		1.97 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	378,444
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	378,444
Excess net capital	$	2,503,500
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	2,314,279

There are no material differences between the computation of net capital presented above and the computation of net capital as of December 31, 2023 in the Company's unaudited Form X-17A-5, Part II-A re-filed with FINRA on March 8, 2024. As such no reconciliation is needed.

See accompanying Report of Independent Registered Public Accounting Firm.

<u>**Supplemental Schedule J**</u>

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2023

With respect to the Computation for Determination of Reserve Requirements under SEA Rule 15c3-3, the Company does not claim an exemption. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, as there are no amounts to report and the Company does not hold customer funds or securities. As a result, the Company has not included the schedule "Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3."

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule M

STANCORP EQUITIES, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF
1934
AS OF DECEMBER 31, 2023**

With respect to the Information Relating to Possession and Control Requirements under SEA Rule 15c3-3, the Company does not claim an exemption. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, as there are no amounts to report and the Company does not hold customer funds or securities. As a result, the Company has not included the schedule "Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934."

See accompanying Report of Independent Registered Public Accounting Firm.